July 23, 2024

Christopher Berry
Chief Accounting Officer
Davita, Inc.
2000 16th ST
Denver, CO 80202

       Re: Davita, Inc.
           Form 10-K For the Fiscal Year Ended December 31, 2023
           File No. 001-14106
Dear Christopher Berry:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services